14041784

SECUI SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 AND ENDING 08/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. Cypress Circle
(No. and Street)

Wichita	Kansas	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric S. Namee 316-683-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway	Leawood	Kansas	66211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/4/14

11/4/14

OATH OR AFFIRMATION

I, Eric Namee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of August 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly D. Howe
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/03/2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED AUGUST 31, 2014

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Year Ended August 31, 2014

TABLE OF CONTENTS

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Busada Advisory Service, Inc.

We have audited the accompanying statement of financial condition of Busada Advisory Services, Inc. (Company) as of August 31, 2014, and the related statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services Inc. as of August 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2 to the financial statements, retained earnings as of August 31, 2013 has been restated to correct a misstatement.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, reconciliation of the computation of net capital as filed in Part IIA of Form X-17A-5, and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Busada Advisory Services Inc. financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Leawood, Kansas
October 29, 2014

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

Year Ended August 31, 2014

		2014
ASSETS		
Cash	$	18,201
Commissions receivable		1,107
Property and equipment:		
Office equipment and furniture		11,360
Less accumulated depreciation		(6,160)
Property and equipment, net		5,200
Total assets	$	24,508
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	$	325
Income tax payable		563
Deferred income tax		957
Total liabilities		1,845
Common stock, no par value, 500 shares authorized, 300 issued and outstanding		6,000
Retained earnings		16,663
Total stockholder's equity		22,663
Total liabilities and stockholder's equity	$	24,508

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF OPERATIONS

Year Ended August 31, 2014

		2014
Revenues:		
Commissions	$	18,319
Interest		13
Total revenue		18,332
Expenses:		
Depreciation		903
Professional and outside service		6,668
Filing and registration fees		2,590
Telephone		2,009
Other operating expenses		2,498
Total expense		14,668
Income before income taxes		3,664
Income tax expense		864
Net income	$	2,800

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Year Ended August 31, 2014

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2013, as restated	300	6,000	13,863	19,863
Net income	-	-	2,800	2,800
Balance at August 31, 2014	**300**	**$ 6,000**	**$ 16,663**	**$ 22,663**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF CASH FLOWS

Year Ended August 31, 2014

	2014
Cash flows from operating activities:	
Net income	$ 2,800
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation	903
Change in operating assets and liabilities:	
Change in commissions receivable	(20)
Change in deferred income taxes	699
Change in income taxes payable	47
Net cash provided by operating activities	4,429
Cash flows from investing activities:	
Purchase of property and equipment	(5,135)
Net cash used in investing activity	(5,135)
Net change in cash	(706)
Cash, beginning of year	18,907
Cash, end of year	$ 18,201

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. At August 31, 2014 cash consisted of amounts on deposit at a financial institution.

Revenue Recognition and Commissions Receivable - Commissions revenues, which represent trailer fees from mutual funds based on average outstanding customer balances and commissions on annuity products are recorded when earned. Commissions receivable represent monthly or quarterly amounts due from customer investment balances and transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. The cost of maintenance and repairs is charged to operations as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. As of August 31, 2014, the Company believes it does not have any material uncertain tax positions. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending August 2011 and thereafter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through October 29, 2014, which is the date the financial statements were issued.

3. RESTATEMENT OF PRIOR YEAR

Retained earnings as of August 31, 2013 has been restated by $3,983 in order to correct the overstatement of accrued expenses of $4,500, understatement of receivables of $381 and understatement net income tax expenses of $898.

4. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the year ended August 31, 2014 was $903.

5. INCOME TAXES

Deferred tax liabilities as of August 31, 2014 consist of the following:

	2014
Deferred tax liabilities:	
Property and equipment	$ 957
Total deferred tax liabilities	957

Income tax expense for the year ended August 31, 2014 is as follows:

	2014
Current Year Federal and State Income Tax	$ (165)
Deferred	$ (699)
Total	$ (864)

6. OPERATING LEASE

The Company leases a storage unit to store business files under a month-to-month lease. Total rent expense was $1,692 for the years ended August 31, 2014.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2014, the Company had net capital and net capital requirements of $17,463 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .051 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2014

	2014
Aggregate indebtedness:	
Accrued expenses and other	$ 1,845
Total aggregate indebtedness	$ 1,845
Net Capital:	
Credit items:	
Common stock	$ 6,000
Retained earnings	16,663
Total credit items	22,663
Deductions and charges:	
Furniture and equipment, at cost, less accumulated depreciation	5,200
Hair cut on securities owned	--
Total deductions and charges	5,200
Net capital	$ 17,463
Capital requirements:	
Net capital	$ 17,463
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000)	5,000
Net capital in excess of requirements	$ 12,463
Ratio of aggregate indebtedness to net capital	.106 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2014.

Schedule 2

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2014

		2014
Aggregate indebtedness:		
Aggregate indebtedness as reported in PartIIA of Form X-17A-5 as of August 31, 2014	$	1,845
Adjustments		--
Aggregate indebtedness as computed on Schedule 1	$	1,845
Net Capital:		
Net capital as reported in PartIIA of Form X-17A-5 as of August 31, 2014	$	17,463
Adjustments		--
Net capital as computed on Schedule 1	$	17,463

Schedule 3

BUSADA ADVISORY SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2014

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(1) of the rule.

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Busada Advisory Services, Inc

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Busada Advisory Services, Inc (Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that Busada Advisory Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Leawood, Kansas
October 29, 2014

BUSADA ADVISORY SERVICES, INC.
MEMBER: NASD
RETIREMENT PLANS - MUTUAL FUNDS

2860 N. CYPRESS CIRCLE
WICHITA, KS 67226
TELEPHONE: (316) 683-6383
FACSIMILE: (316) 683-9874

Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5

October 29, 2014

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Busada Advisory Service, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(1).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(1) throughout the period September 1, 2013 through August 31, 2014 without exception.

Busada Advisory Service, Inc
By:

Eric Namee
President

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ____________________ 12-26-13
Authorized Signature/Title Date

SIPC-3 2014

8-035165 FINRA AUG 1/9/1986
BUSADA ADVISORY SERVICES INC
2860 N CYPRESS CIRCLE
WICHITA, KS 67226-2126

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

mailed
12-26-13
WT

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.